UNITED STATES BANKRUPTCY COURT FOR THE
                         NORTHERN DISTRICT OF ILLINOIS
                                 EASTERN DIVISION

-----------------------------------------

In re

VISKASE COMPANIES, INC.,                                Chapter 11

Debtor.

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           DEBTOR'S PREPACKAGED PLAN OF REORGANIZATION AS MODIFIED

   Viskase Companies, Inc. ("Viskase" or the "Debtor"), along with its Co-Proponents, Viskase Corporation, Viskase Holding Corporation and Viskase Sales Corporation, jointly propose the following prepackaged plan of reorganization pursuant to the provisions of Chapter 11 of the Bankruptcy Code, 11 U.S.C. Sections 101 through 1330.

                                       ARTICLE I

                                      DEFINITIONS

   Unless the context otherwise requires, the following terms shall have the following meanings when used in initially capitalized form in this Plan. Such meanings shall be equally applicable to both the singular and plural forms of such terms. Any term used in initial capitalized form in this Plan that is not defined herein but that is used in Title 11 of the United States Code shall have the meaning assigned to such term in the Bankruptcy Code. Share numbers and prices stated in this Plan are not adjusted for a contemplated 100 to 1 reverse split of Old Common Stock that may be implemented prior to the Effective Date.

   1.01. Administrative Expense or Administrative Claim means an administrative expense or Claim under section 503 of the Bankruptcy Code that is entitled to priority under section 507(a)(1) of the Bankruptcy Code, including, without limitation, the actual, necessary costs and expenses of preserving the Debtor's estates and operating the business of the Debtor, including wages, salaries and commissions for services, compensation for legal and other services and reimbursement of expenses awarded under section 330(a) or 331 of the Bankruptcy Code, and all fees and charges assessed against the estate under Chapter 123 of Title 28 of the United States Code, 28 U.S.C. Section 1930, rendered after the commencement of the Reorganization Case.

   1.02. Allowed means when used with respect to any Claim or Equity Interest, a Claim (a) to the extent it is not a Contested Claim, or (b) a Contested Claim, proof of which was filed with the Bankruptcy Court, and (i) as to which no objection was filed by the Objection Deadline, unless such Claim is to be determined in a forum other than the Bankruptcy Court, in which case such Claim shall not become allowed until determined by Final Order of such other forum and allowed by a Final Order of the Bankruptcy Court, or (ii) as to which an objection was filed by the Objection Deadline to the extent allowed by a Final Order.

   1.03. Avoidance Action means any and all avoidance or recovery actions under sections 502(d), 542, 544, 545, 547, 548, 549, 550, 551 and 553 of the
Bankruptcy Code.

   1.04. Bankruptcy Code means Title 11 of the United States Code, as amended.

   1.05. Bankruptcy Court or Court means the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division, or such other court that exercises jurisdiction over the Reorganization Case, including a United States District Court which withdraws the reference of the Reorganization Case pursuant to 28 U.S.C. Section 157(d).

   1.06. Bankruptcy Rules means the Federal Rules of Bankruptcy Procedure, as amended, promulgated under 28 U.S.C. Section 2075 and the local rules of the Bankruptcy Court, as applicable from time to time, to the Reorganization Case.

   1.07. Business Day means any day except Saturday, Sunday or any other day on which commercial banks in Illinois or New York are authorized by law to close.

   1.08. Certificate of Merger means the certificate of merger pursuant to which Viskase Corporation will be merged with and into Reorganized Viskase on the Effective Date, which certificate of merger shall be substantially in the form set forth in the Reorganization Documents.

   1.09. Claim means a claim (as defined in section 101(5) of the Bankruptcy
Code) against the Debtor.

   1.10. Claimant means a holder of an Allowed Claim.

   1.11. Class means a category of holders of Claims or Equity Interests described in Article III hereof that are substantially similar to the other Claims or Equity Interests in such class.

   1.12. Collateral means any property, or interest in property, of the Estate of Viskase subject to a Lien to secure the payment or performance of a Claim, which Lien is not subject to avoidance or otherwise invalid under the Bankruptcy Code or other applicable law.

   1.13. Confirmation or Confirmation of the Plan means the entry by the Bankruptcy Court of an Order confirming the Plan.

   1.14. Confirmation Date means the date on which the Bankruptcy Court enters an order confirming the Plan.

   1.15. Confirmation Hearing means the hearing which will be held before the Bankruptcy Court in which the Debtor will seek Confirmation of the Plan.

   1.16. Confirmation Order means the order confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

   1.17. Contested means when used with respect to a Claim, a Claim (i) that is listed in the Debtor's Schedules as disputed, contingent, or unliquidated,
(ii) that is listed in the Debtor's Schedules as undisputed, liquidated, and not contingent and as to which a proof of claim has been filed with the Bankruptcy Court, to the extent the proof of claim exceeds the scheduled amount, (iii) that is not listed in the Debtor's Schedules, but as to which a proof of claim has been filed with the Bankruptcy Court and as to which a timely objection has been filed, or (iv) that is not listed in the Debtor's schedules and as to which no timely proof of claim has been Filed.

   1.18. Co-Proponents means Viskase Corporation, Viskase Holding Corporation and Viskase Sales Corporation, in their capacity as co-proponents with the Debtor of the Plan.

   1.19. Debtor means Viskase Companies, Inc.

   1.20. Debtor-in-Possession means the Debtor, when acting in its capacity as representative of the Estate prior to Confirmation.

   1.21. Disbursing Agent means Reorganized Viskase, which shall hold and disburse the New Secured Notes to be disbursed pursuant to the Plan.

   1.22. Disclosure Statements means the disclosure statement, as it may be supplemented, amended or modified from time to time, for solicitation of ballots from holders of Old Notes and Old Shares, respectively, in connection with this Plan.

   1.23. Disputed Claims means any Claim which has not become an Allowed Claim as of the Effective Date.

   1.24. Disputed Claims Reserve means a reserve of cash, New Common Stock, New Secured Notes, Warrants and/or other Distributions under the Plan, established herein for, among other things, the payment or other satisfaction of Disputed Claims that become Allowed Claims after the Effective Date, which reserve shall be held in trust for the benefit of the holders of Disputed Claims.

   1.25. Distributions means the distribution to be made in accordance with the Plan of, as the case may be: (a) cash, (b) New Common Stock, (c) New Secured Notes, (d) Warrants, (e) Restricted Stock and (f) any other distributions to holders of Claims under the terms and provisions of the Plan.

   1.26. D&O Releasees means all officers, directors, employees, attorneys, financial advisors, accountants, investment bankers, agents and representatives of the Debtor and the Subsidiaries, but in each case only in their capacity as such and only if serving in such capacity on the Petition Date and the Effective Date; provided that any such party serving in such capacity on the Petition Date but who is terminated without cause prior to the Effective Date shall still be considered a "D&O Releasee" hereunder.

   1.27. Effective Date means a date selected by the Debtor that is no more than 10 Business Days following the date on which all conditions to consummation set forth in Section 8.01 of the Plan have been satisfied.

   1.28. Equity Interest means, as of the Petition Date, any capital stock or other ownership interest in Viskase, whether or not transferable, and any option, call, warrant or right to purchase, sell or subscribe for an ownership interest or other equity security in Viskase, including, but not limited to, (i) the Old Common Stock, (ii) redemption, conversion, exchange, voting, participation, dividend rights and liquidation preferences relating to such Old Common Stock and (iii) the Old Stock Options.

   1.29. Estate means the estate of the Debtor created by section 541 of the Bankruptcy Code upon the commencement of the Reorganization Case.

   1.30. Filed means filed with the Bankruptcy Court.

   1.31. Final Order means an order entered by the Bankruptcy Court or any other court having jurisdiction over the subject matter and the parties as to which (a) no appeal or certiorari proceeding has been commenced or is still pending, and (b) the time for filing a notice of appeal or petition for certiorari shall have expired.

   1.32. GECC means General Electric Capital Corporation.

   1.33. GECC Lease means that certain Lease Agreement, as amended, dated as of December 18, 1990, between The Connecticut National Bank (n/k/a State Street Bank and Trust Company), as owner trustee, and Viskase Corporation, as Lessee.

   1.34. GECC Sale/Leaseback Transaction means that certain transaction between Viskase Corporation and GECC whereby Viskase Corporation sold four domestic cellulosic casings production and finishing facilities to The Connecticut National Bank (n/k/a State Street Bank and Trust Company), as owner trustee for GECC, and Viskase Corporation agreed to lease the facilities from The Connecticut National Bank for a 15-year term.

   1.35. GECC Sale/Leaseback Transaction Documents means all of the documents, as such documents may be amended from time to time, which reflect the GECC Sale/Leaseback Transaction, including but not limited to (a) that certain Participation Agreement, dated as of December 18, 1990, among Viskase Corporation as lessee, Envirodyne Industries, Inc. as guarantor, GECC as owner participant and The Connecticut National Bank (n/k/a State Street Bank and Trust Company), as owner trustee, (b) that certain Lease Agreement, dated as of December 18, 1990, between The Connecticut National Bank (n/k/a State Street Bank and Trust Company), owner trustee, and Viskase Corporation, lessee, (c) that certain Ground Lease, dated as of December 18, 1990, between Viskase Corporation, ground lessor, and The Connecticut National Bank (n/k/a State Street Bank and Trust Company), ground lessee, (d) that certain Ground Sublease, dated as of December 18, 1990, between The Connecticut National Bank (n/k/a State Street Bank and Trust Company), ground sublessor, and Viskase Corporation, ground sublessee, (e) that certain Facility Support Agreement, dated as of December 18, 1990, between Viskase Corporation and The Connecticut National Bank (n/k/a State Street Bank and Trust Company), owner trustee, and (f) that certain Guaranty Agreement, dated as of December 18, 1990, between Clear Shield National, Inc., Envirodyne Industries, Inc., Sandusky Plastics, Inc., Sandusky Plastics of Delaware, Inc. and Viskase Sales Corporation, guarantors, and The Connecticut National Bank (n/k/a State Street Bank and Trust Company), owner trustee and GECC, owner participant.

   1.36. GECC Security Agreement means that certain Security Agreement, dated as of July 28, 2000, made by Viskase Holding Corporation, Viskase Companies, Inc., Viskase Corporation, and Viskase Sale Corporation in favor of State Street Bank and Trust Company (f/k/a The Connecticut National Bank) and General Electric Capital Corporation.

   1.37. GECC Subordination Agreement means the Subordination Agreement to be entered into by GECC, State Street, and Wells Fargo Bank Minnesota, National Association, effective as of the Effective Date, in the form as filed with this Court on December 20, 2002.

   1.38. Intercompany Claims means all Allowed Claims held by the Subsidiaries.

   1.39. Lien has the meaning ascribed to such term in section 101(37) of the Bankruptcy Code (but a lien that has or may be avoided pursuant to an Avoidance Action shall not constitute a Lien).

   1.40. Management Agreements means (i) the Amended and Restated Employment Agreement, dated March 27, 1996, as amended, between F. Edward Gustafson and Viskase, (ii) the Employment Agreement dated August 30, 2001, and the Letter of Credit Agreement dated April 9, 2002, among F. Edward Gustafson, Viskase and Viskase Corporation, (iii) the Employment Agreement, dated November 29, 2001, among Gordon S. Donovan, Viskase and Viskase Corporation and (iv) the Employment Agreement, dated November 29, 2001, among Kimberly K. Duttlinger, Viskase and Viskase Corporation.

   1.41. Management Group means the management and other employees who will receive Restricted Stock under the Restricted Stock Plan.

   1.42. New Common Stock means the shares of common stock, par value $0.01 per share, of Reorganized Viskase, to be authorized by Reorganized Viskase on the Effective Date.

   1.43. New Indenture Trustee means Wells Fargo Bank Minnesota, National Association, the trustee under the New Secured Notes Indenture.

   1.44. New Secured Notes means the $60,000,000 in aggregate principal amount of 8% Senior Secured Subordinated Notes due 2008 to be issued by Reorganized Viskase to holders of Allowed Claims in Class 5 pursuant to and in accordance with the terms set forth in Article VI of the Plan, the form of which New Secured Notes will be included with the Reorganization Documents.

   1.45. New Secured Notes Indenture means the trust indenture governing the New Secured Notes to be entered into between Reorganized Viskase and the New Indenture Trustee, on the Effective Date, which indenture shall be substantially in the form set forth in the Reorganization Documents.

   1.46. Objection Deadline means the first Business Day that is more than 180 days after the Effective Date.

   1.47. Old Common Stock means the common stock of Viskase, par value $0.01 per share, authorized and outstanding on the Petition Date, including all rights, claims and interests attendant thereto.

   1.48. Old Indenture Trustee means Bankers Trust Company, the trustee under the Old Notes Indenture.

   1.49. Old Notes means the 10 1/4% Senior Notes due 2001 that are currently outstanding and that were issued by Envirodyne Industries, Inc. (n/k/a Viskase Companies, Inc.) under the Old Notes Indenture.

   1.50. Old Notes Indenture means the Indenture, dated as of December 31, 1993, between Viskase and Bankers Trust Company, as Trustee, relating to the Old Notes.

   1.51. Old Shares means, collectively: shares of the Old Common Stock.

   1.52. Old Stock Options means the stock options issued by Viskase under the Stock Option Plan and any other options, warrants or other rights to purchase Old Common Stock, whenever granted.

   1.53. Order means an order of the Bankruptcy Court.

   1.54. Paying Agent means Wells Fargo Bank Minnesota, National Association.

   1.55. Person means an individual, a corporation, a partnership, an association, a joint stock company, a joint venture, an estate, a trust, an unincorporated organization, a government, or any political subdivision thereof, or other entity.

   1.56. Petition Date means the date Viskase filed its petition for relief commencing the Reorganization Case.

   1.57. Plan means this Joint Prepackaged Plan of Reorganization of the Debtor under Chapter 11 of the Bankruptcy Code, as it may be amended or modified by the Debtor from time to time in accordance with the Plan, the Bankruptcy Code and the Bankruptcy Rules.

   1.58. Priority Non-Tax Claim means any Claim which, if Allowed, would be entitled to priority under section 507(a) of the Bankruptcy Code, other than an Administrative Claim or a Priority Tax Claim.

   1.59. Priority Tax Claim means a Claim of a governmental unity of the kind specified in sections 502(i) and 507(a)(8) of the Bankruptcy Code.

   1.60. Record Date means the record date for determining an entitlement to receive Distributions under the Plan on account of Allowed Claims, which shall be the Confirmation Date.

   1.61. Reorganization Case means the above-captioned case in the Bankruptcy Court.

   1.62. Reorganization Documents means the Certificate of Merger, the Certificate of Incorporation and Bylaws of Reorganized Viskase, the Warrant Agreement, the New Secured Notes Indenture and related security and subordination agreements, the form of New Secured Notes, the Restricted Stock Plan and all other documents necessary to effectuate this Plan, which documents shall be filed by the Debtor with the Bankruptcy Court not later than twenty (20) days before the commencement of the Confirmation Hearing.

   1.63. Reorganized Viskase or Reorganized Debtor means Viskase (and any successor thereto by merger, consolidation or otherwise) on and after the occurrence of the Effective Date.

   1.64. Restricted Stock Plan means the plan to be adopted by Reorganized Viskase on the Effective Date, pursuant to which approximately 16 million shares of New Common Stock1 will be issued to the Management Group on the Effective Date, and an additional 17 million shares of New Common Stock will be reserved for issuance, subject to the restrictions on transfer, vesting provisions, and other terms and conditions set forth in such plan, which restricted stock plan shall be substantially in the form set forth in the Reorganization Documents.

   1.65. Restricted Stock means the shares of New Common Stock to be issued pursuant to and subject to the restrictions set forth in the Restricted Stock Plan.

   1.66. Rights Agreement means the Rights Agreement, dated as of June 26, 1996, as amended, between Envirodyne Industries, Inc. (n/k/a Viskase Companies, Inc.) and Harris Trust and Savings Bank, as Rights Agent, pursuant to which the board of directors of Viskase declared a dividend of one Stock Right for each outstanding share of Common Stock. The Stock Rights are attached to and automatically trade with the outstanding shares of the Old Common Stock.

   1.67. Schedules means the schedules of assets and liabilities, schedules of executory contracts and the statement of financial affairs that the Debtor is required to file pursuant to section 521 of the Bankruptcy Code, the Official Bankruptcy Forms and the Bankruptcy Rules.

   1.68. Secured Claim means a Claim that is secured by a lien on property in which the Estate has an interest or that is subject to setoff under section 553 of the Bankruptcy Code, to the extent of the value of the Claim Holder's interest in the Estate's interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code, subject to the provisions of section 1111(b)(2) of the Bankruptcy Code, if applicable.

   1.69. Stock Option Plan means the Viskase Companies, Inc. 1993 Stock Option Plan, as amended and restated, which provides for the granting of incentive and nonqualified stock options to employees, officers and directors. Pursuant to the Stock Option Plan, all of the Old Stock Options were granted at prices at or above the fair market value on the date of grant and have vested.

   1.70. Stock Rights means the rights issued by Viskase under the Rights Agreement.

   1.71. Subsidiaries means each of Viskase Corporation, Viskase Holding Corporation and Viskase Sales Corporation.

   1.72. Unsecured Claim means any Claim that is not an Administrative Claim, Priority Non-Tax Claim, Priority Tax Claim or Secured Claim.

----------------------------
1 Such shares, together with the 17 million additional shares reserved for issuance, will represent approximately 5.838% of the issued and outstanding shares of New Common Stock on a fully diluted basis as of the effective date.

   1.73. Unsecured Deficiency Claim means, with reference to a Claim secured by a Lien against Collateral, an amount equal to the difference between (a) the aggregate amount of such Claim after giving effect to the operation of section 1111(b)(1)(A) of the Bankruptcy Code and (b) the amount of such Claim that is a Secured Claim; provided, however, that, in the event that the Class in which such Secured Claim is classified makes the election under section 1111(b)(2) of the Bankruptcy Code in accordance with Rule 3014 of the Bankruptcy Rules, the Unsecured Deficiency Claim otherwise relating to such Secured Claim shall be extinguished. An Unsecured Deficiency Claim is a General Unsecured Claim.

   1.74. Warrants means a number of warrants of Reorganized Viskase equal to 2.71% of the number of shares of New Common Stock to be issued and outstanding upon effectiveness of the Plan on a fully diluted basis, which entitle the holders thereof for each warrant so held to purchase one share of New Common Stock for a purchase price of $10.00 per share, which warrants are to be issued by Reorganized Viskase on the Effective Date pursuant to the Warrant Agreement and this Plan.

   1.75. Warrant Agreement means that certain warrant agreement between Reorganized Viskase and a warrant agent to be determined prior to the Effective Date, to be executed as of the Effective Date, regarding the issuance of the Warrants, which warrant agreement shall be substantially in the form set forth in the Reorganization Documents.

                                      ARTICLE II

                                  UNCLASSIFIED CLAIMS

   2.01. Administrative Claims. Each holder of an Allowed Administrative Claim, except for any Allowed Secured Claim, will receive from Reorganized Viskase cash equal to the unpaid portion of such Allowed Administrative Claim on the later of (a) the Effective Date, and (b) as soon as practicable after such Claim becomes an Allowed Administrative Claim; provided, however, that Administrative Claims that represent liabilities incurred by the Debtor in the ordinary course of its business during the Reorganization Case may be assumed by Reorganized Viskase and paid in the ordinary course of business in accordance with the terms and conditions of any agreements relating thereto.

   2.02. Priority Tax Claims. Unless otherwise agreed to by the parties, each holder of an Allowed Priority Tax Claim will receive from Reorganized Viskase deferred cash payments over a period not exceeding six years from the date of assessment of such Allowed Priority Tax Claim. Payments will be made in annual installments, with the first payment due on the later of (a) the first anniversary of the Effective Date, and (b) the date on which such Priority Tax Claim becomes an Allowed Claim, and subsequent payments to be made on each anniversary of the first payment date, together with interest accrued from the next preceding payment date at the rate of 5% per annum on the unpaid portion of the Allowed Claim; provided, however, that any installments remaining unpaid on the date which is six years after the date of assessment of the Priority Tax Claim upon which the Allowed Claim is based will be paid on the first Business Day following such date, together with any accrued or unpaid interest to that date; and provided further, that Reorganized Viskase reserves the right to pay any such Priority Tax Claim, or any remaining balance of any such Priority Tax Claim, in full at any time on or after the Effective Date, at its option, without premium or penalty. If there is any dispute over the rate of interest to be paid to the holder of a Priority Tax Claim under this section, such dispute shall be resolved by the Bankruptcy Court on or prior to the Confirmation Date.

                               ARTICLE III

               CLASSIFICATION OF CLAIMS AND EQUITY INTERESTS

   3.01.  Summary

   For purposes of all confirmation issues, including, without limitation, voting, confirmation and distribution, except as otherwise provided herein, all Claims against Viskase (except for Administrative Claims and Priority Tax Claims) and Equity Interests in Viskase are classified as follows:

   Class     Type of Claim or Equity           Treatment
             Interest
   -----     -----------------------   -------------------------
   Class 1   Priority Non-Tax Claims   Unimpaired - deemed to have accepted
                                       the Plan and not entitled to vote
   Class 2   Secured Claims            Unimpaired - deemed to have accepted
                                       the Plan

   Class 3   General Unsecured Claims  Unimpaired - deemed to have accepted the Plan
   Class 4   Old Note Claims           Impaired - entitled to vote; voted to
                                       accept the Plan
   Class 5   Old Shares                Impaired - entitled to vote

   3.02. Class 1 - Priority Non-Tax Claims. Class 1 consists of all Priority Non-Tax Claims against the Debtor.

   3.03. Class 2 - Secured Claims. Class 2 consists of all Secured Claims against the Debtor, secured by security interests in or liens upon property of the Debtor, including, but not limited to, Claims secured by mortgages, mechanics' or materialmen's liens, artisan's liens, or of miscellaneous personal property such as office furniture, telephone systems, copiers and mailing equipment. Each Class 2 miscellaneous Secured Claim shall be treated for all purposes of the Plan as a separate Class.

   3.04. Class 3 - General Unsecured Claims. Class 3 consists of all Unsecured Claims against the Debtor, including but not limited to any Intercompany Claims, except for those Unsecured Claims in Classes 1 or 4.

   3.05. Class 4 - Old Note Claims. Class 4 consists of all Claims that the holders and beneficial owners of the Old Notes have against the Debtor arising out of or relating to the Old Notes.

   3.06.  Class 5 - Old Shares.  Class 5 consists of all Old Shares.

                           ARTICLE IV

           TREATMENT OF CLASSES NOT IMPAIRED UNDER PLAN

   4.01. Class 1 - Priority Non-Tax Claims. Unless otherwise agreed to by the parties, each holder of an Allowed Claim in Class 1 will be paid the Allowed amount of such Claim in full in cash by Reorganized Viskase on or before the later of (a) the Effective Date, and (b) the date such Claim becomes an Allowed Claim.

   4.02. Class 2 - Secured Claims. Each holder of an Allowed Secured Claim against Viskase will be deemed to be classified in a separate Class and will be treated as follows: Each holder of an Allowed Secured Claim against Viskase shall, at the sole option of Viskase or Reorganized Viskase, as the case may be, receive on the Effective Date on account of its Allowed Secured Claim (a) treatment as provided under section 1124(2) of the Bankruptcy Code, with any cash payments required under section 1124(2) of the Bankruptcy Code being made on the Effective Date; or (b) such holder's Collateral. If the holder of an Allowed Secured Claim receives treatment as provided in (a) above, such holder shall retain the Liens securing the Allowed Secured Claim until paid in full. Any Unsecured Deficiency Claim relating to an Allowed Secured Claim against Viskase shall be treated as a Class 3 General Unsecured Claim. Notwithstanding the foregoing, Viskase or Reorganized Viskase, as the case may be, and any holder of an Allowed Secured Claim may agree to any alternate treatment of such Secured Claim, which treatment may include preservation of such holder's Lien; provided, however, that such treatment shall not provide a return to such holder having a present value in excess of the amount of such holder's Allowed Secured Claim. Any such agreement between Viskase and the holder of such Claim shall be subject to the approval of the Bankruptcy Court.

   4.03. Class 3 - General Unsecured Claims. Unless otherwise agreed to by the parties, the legal, equitable and contractual rights of each holder of an Allowed Unsecured Claim in any subclass of Class 3 will either (a) not be altered by the Plan, or (b) at the option of Reorganized Viskase will be treated in any other manner that will result in such Allowed Unsecured Claim being deemed unimpaired under section 1124 of the Bankruptcy Code.

   4.04.  Unimpaired Classes.  By virtue of the foregoing provisions of this
Article IV, the Claims in Classes 1, 2 and 3 are not impaired under the Plan, and each such Class is conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code.

                                  ARTICLE V

                  TREATMENT OF CLASSES IMPAIRED UNDER PLAN

   5.01. Class 4 - Old Notes. On the Effective Date, the holders of Allowed Claims in Class 4 shall receive in full satisfaction of their Class 4 Claims for each $1,000 principal amount of Old Notes: (i) $367.96271 principal amount of New Secured Notes; and (ii) 63.4122 shares of New Common Stock.

   5.02. Class 5 - Old Shares. On the Effective Date, the certificates evidencing any and all Equity Interests will be canceled, and the holders of any Old Shares shall receive, in full and final satisfaction of such Equity Interest, such holders' pro rata share of the Warrants.

   5.03. Impaired Classes. By virtue of the foregoing provisions of Article V, the Claims in Classes 4 and 5 are impaired under the Plan. And each such Class is entitled to vote to accept or reject the Plan.

   5.04. Non-consensual Confirmation. In the event that any of Classes 4 or 5 fail to accept the Plan, Viskase reserves its right (i) to modify the Plan in accordance with Section 10.04 of the Plan and (ii) to request that the Bankruptcy Court confirm the Plan in accordance with section 1129(b) of the Bankruptcy code notwithstanding such lack of acceptance by finding that the Plan provides fair and equitable treatment to any impaired Class of Claims and Old Shares voting to reject the Plan.

                              ARTICLE VI

                     MEANS FOR EXECUTION OF PLAN

   6.01. Merger of Viskase Corporation and Reorganized Viskase. On the Effective Date, the Reorganized Debtor shall take all steps necessary to effect the merger of Viskase Corporation with and into Reorganized Viskase including, without limitation, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

   6.02. Amendment to Certificate of Incorporation; Rights Agreement. On the Effective Date, the Amended and Restated Certificate of Incorporation of Viskase Companies, Inc. shall be further amended and restated in the form included with the Reorganization Documents and shall provide, among other things, for the authorization of 950 million shares of New Common Stock. The Rights Agreement shall be canceled by Viskase on or before the Confirmation Date.

   6.03. New Secured Notes. On the Effective Date, Reorganized Viskase shall issue the New Secured Notes, and enter into the New Secured Notes Indenture. New Secured Notes shall be distributed only in whole dollar amounts, rounded to the nearest whole dollar.

   6.04. Cancellation of Old Notes and Old Notes Indenture. On the Effective Date, the Old Notes and the Old Notes Indenture, shall be terminated and canceled. To the extent that the Old Indenture Trustee has valid liens on the distributions made with respect to the Old Notes, no provision of the Plan shall be construed as avoiding such liens, provided, however, that such liens shall not attach to the proceeds of any distribution made to the holders of the Old Notes pursuant to the Plan.

   6.05. Rights of Old Indenture Trustee Under Old Notes Indenture. The Old Indenture Trustee shall receive full compensation in cash from Reorganized Viskase on the Effective Date for services rendered prior to the Effective Date. Upon payment to the Old Trustee in accordance with this paragraph, distributions to the holders of Allowed Claims in Class 4 pursuant to Section
6.03 hereof shall be free of any lien or claim asserted by the Old Indenture Trustee.

   6.06. Rights of New Indenture Trustee Under New Secured Notes Indenture. On the Effective Date, the New Indenture Trustee shall receive compensation on a reasonable basis from Reorganized Viskase for services to be rendered from and after the Effective Date in effectuating the distribution of New Secured Notes as contemplated by the Plan to the holders of Allowed Claims in Class 4. The New Indenture Trustee shall be indemnified by Reorganized Viskase for any loss, liability or expense incurred by it in connection with the performance of such duties to the extent and in the manner as provided in the New Secured Notes Indenture.

   6.07. Cancellation of Equity Interests. Except to the extent specifically provided otherwise in the Plan, on the Effective Date, all existing Equity Interests shall, without any further action, be canceled, annulled and extinguished and any certificates representing such Equity Interests shall be null and void and (ii) the Stock Option Plan shall be terminated.

   6.08. Distributions under the Plan. On the Effective Date or such later date that Distributions are required to be made on account of Allowed Claims, Viskase or Reorganized Viskase, as the case may be, shall make, or shall make adequate reserve for, the Distributions required to be made to all holders of Claims (whether or not Allowed) under the Plan. Cash necessary to make the Distributions required under the Plan shall be provided from all excess Cash of Viskase or Reorganized Viskase (if any) or any other source. All Distributions reserved pursuant to this Section shall be held by Viskase or Reorganized Viskase, in trust, for the benefit of the holders of Claims entitled to received such Distributions. Viskase or Reorganized Viskase will place cash Distributions reserved under the Plan in a separate segregated account.

   6.09. Restricted Stock Plan. On the Effective Date, the Restricted Stock Plan shall be adopted and an aggregate of approximately 385,310 shares of Restricted Stock shall be distributed to the Management Group in such amounts and in accordance with the terms set forth in the Restricted Stock Plan and any agreements entered into thereunder between Reorganized Viskase and the members of the Management Group, and approximately an additional 274,690 shares will be reserved for future issuance.

   6.10. Officers and the Board of Directors of Reorganized Viskase. Subject to any requirement of Bankruptcy Court approval pursuant to section 1129(a)(5) of the Bankruptcy Code, as of the Effective date, the initial officers of Reorganized Viskase shall be the officers of Viskase immediately prior to the Effective Date. The initial board of directors of Reorganized Viskase shall consist of five (5) directors, such directors to be the company's Chief Executive Officer and four (4) persons to be designated by the holders of a majority in aggregate principal amount of Old Notes. A list setting forth the identities of the five (5) members of the board of directors for Reorganized Viskase, shall be Filed in a submission to the Bankruptcy Court as part of the Reorganization Documents or otherwise prior to the Effective Date. Each such officer and director shall serve from and after the Effective Date pursuant to the terms of the Certificate of Incorporation and Bylaws of Reorganized Viskase and applicable law.

   6.11. Management Agreements. On the Effective Date, the Management Agreements shall be assumed by Reorganized Viskase.

   6.12. Continuation of Business. On and after the Effective Date, Reorganized Viskase shall continue to engage in Viskase's business.

   6.13. Substantial Consummation. Substantial consummation of the Plan under section 1101(2) of the Bankruptcy Code shall not be deemed to occur, the Chapter 11 Case shall remain open and not be deemed fully administered, and no final decree closing this Chapter 11 Case shall be entered pursuant to section 350(a) of the Bankruptcy Code and Bankruptcy Rule 3022, until the Effective Date, at the earliest.

   6.14. Securities Law Matters. It is an integral and essential element of this Plan that the issuance to holders of Allowed Claims of New Secured Notes, New Common Stock and the Warrants pursuant to this Plan, and the subsequent exercise of the Warrants by such holders or transferees to purchase the securities issuable thereunder, shall be exempt from registration under the Securities Act, pursuant to section 1145 of the Bankruptcy Code. Any such securities issued to an "affiliate" of Reorganized Viskase within the meaning of the Securities Act or any Person Reorganized Viskase reasonably determines to be an "underwriter," and which does not agree to resell such securities only in "ordinary trading transactions," within the meaning of section 1145 (b)(1) of the Bankruptcy Code shall be subject to such transfer restrictions and bear such legends as shall be appropriate to ensure compliance with the Securities Act. Subject to applicable laws and rules, it is contemplated that Rule 144 under the Securities Act shall be available to any such "affiliate" that is not otherwise such an "underwriter" for purposes of permitting resales of such securities. Nothing in the Plan is intended to preclude the Securities and Exchange Commission from exercising its police and regulatory powers relating to Viskase or any other entity.

                                      ARTICLE VII

                              DISTRIBUTIONS UNDER THE PLAN

   7.01. Timing of Distributions. If any payment or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, but shall be deemed to have been completed as of the required date.

   7.02. Delivery of Distributions; Unclaimed Distributions. Subject to Bankruptcy Rule 9010, and except as otherwise provided herein, Distributions to holders of Allowed Claims shall be made at the address of each of such holders as set forth in the Schedules Filed with the Bankruptcy Court unless superseded by the address set forth on proofs of Claim Filed by such holders (or at the last known address of such holders if no proof of Claim is Filed or if Viskase has been notified in writing of a change of address). If any

Distribution to any holder of an Allowed Unsecured Claim is returned as undeliverable, Viskase or Reorganized Viskase shall use reasonable efforts to determine the current address of such holder, but no Distribution to any such holder shall be made unless and until Viskase or Reorganized Viskase has determined the then current address of such holder, at which time such Distribution to such holder shall be made to such holder without interest. Amounts in respect of any undeliverable Distributions made through Reorganized Viskase shall be returned to and held, in trust, by Reorganized Viskase until such Distributions are claimed. Cash, New Secured Notes, New Common Stock, Warrants and other Distributions that are not claimed by the expiration of the later of one year from the Effective Date or one year from the date such Claim becomes an Allowed Claim shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code and shall revest in Reorganized Viskase (and, shall be subject to redistribution, as appropriate, in accordance with the provisions of Articles IV and V of the Plan, as applicable). After the expiration of the one year period referenced in the two preceding sentences, the claim of any holder to such Distributions shall be discharged and forever barred. Nothing contained in the Plan shall require Viskase or Reorganized Viskase to attempt to locate any holder of an Allowed Claim.

   7.03. Special Delivery Restrictions Regarding Class 4 Claims of Holder of Old Notes. As a condition to receiving Distributions under the Plan, each holder of an Allowed Class 4 Claim must surrender its Old Note to the Paying Agent. Any holder of an Allowed Class 4 Claim that fails either to (a) surrender such Old Note or (b) execute and deliver an affidavit of loss reasonably satisfactory to the Paying Agent before the first anniversary of the Effective Date shall be deemed to have forfeited all rights and claims with respect to the Distributions relating to such Old Note and Allowed Class 4 Claim and may not participate in any Distribution under the Plan with respect thereto.

   7.04. Record Date for Distributions to Holders of Claims. Except as otherwise provided in a Final Order that is not subject to any stay, the transferees of Claims that are transferred pursuant to Bankruptcy Rule 3001 on or prior to the Record Date will be treated as the holders of such Claims for all purposes, notwithstanding that any period provided by Bankruptcy Rule 3001 for objecting to such transfer has not expired by the Record Date. For each Distribution, on the close of business on the Record Date related to such Distribution, the records for transfer of the Old Notes or any other Claims shall be closed and Viskase, Reorganized Viskase and the Paying Agent shall have no obligation to recognize, and shall not recognize, any transfer of Old Notes or other Claims occurring after that date.

   7.05. Time Bar to Cash Payments by Check. Checks issued by Viskase or Reorganized Viskase on account of Allowed Claims shall be null and void if not negotiated within ninety (90) days after the date of issuance thereof. Requests for reissuance of any check shall be made in writing directly to Reorganized Viskase by the holder of the Allowed Claim with respect to which such check originally was issued on or before the later of the first anniversary of the Effective Date and the first anniversary of the date on which the Claim at issue became an Allowed Claim. After such dates, all Claims in respect of void checks shall be discharged and forever barred, and the proceeds of such checks shall revest in and become the property of Reorganized Viskase and subject to redistribution, as appropriate, in accordance with the provisions of Articles IV and V of the Plan.

   7.06. Manner of Cash Payments Under the Plan. Cash payments made pursuant to the Plan shall be in United States dollars by checks drawn on a domestic bank selected by Reorganized Viskase or by wire transfer from a domestic bank, at the option of Reorganized Viskase.

   7.07. Disputed Claims Reserves. On the Effective Date or such later date that Distributions are required to be made on account of Allowed Claims, and after making all Distributions required to be made on any such date under the Plan, Reorganized Viskase shall establish a separate Disputed Claims Reserve for each Class of Claims that contains Disputed Claims, each of which Disputed Claims Reserves shall be administered by Reorganized Viskase. Reorganized Viskase shall reserve the Ratable Proportion of all Cash, New Common Stock, Warrants, or other Distributions allocated for each Disputed Claim, or such amount as may be agreed by the holder of such Disputed Claim and Reorganized Viskase (or, prior to the Effective Date, Viskase) liable on such Claim, or as may otherwise be determined by order of the Bankruptcy Court. All Cash, New Common Stock, Warrants or other Distributions, as applicable, allocable to the relevant Class hereunder shall be distributed by Reorganized Viskase to the relevant Disputed Claims Reserve on the Effective Date or such later date that Distributions are required to be made on account of Allowed Claims. Each Disputed Claims Reserve shall be closed and extinguished by Reorganized Viskase upon its determination that all Distributions and other dispositions of Cash, Common Stock, New Warrants or other Distributions required to be made under the Plan have been made in accordance with the terms of the Plan. Upon closure of a Disputed Claims Reserve, all Cash, New Common Stock, Warrants and other Distributions held in such Disputed Claims Reserve shall be subject to redistribution, as appropriate, in accordance with the provisions of Articles IV and V of the Plan.

   7.08. Limitations upon Funding of Disputed Claims Reserves. Reorganized Viskase is solely responsible for the Disputed Claims Reserves relating to the Claims against Reorganized Viskase and no other entity shall have any duty to fund such Disputed Claims Reserves.

   7.09. Tax Requirements for Income Generated by Disputed Claims Reserves. Reorganized Viskase shall pay, or cause to be paid, out of the funds held in any of its Disputed Claims Reserves, any tax imposed by any federal, state or local taxing authority on the income generated by the funds or property held in such Disputed Claims Reserve. Reorganized Viskase shall file, or cause to be Filed, any tax or information return related to its Disputed Claims Reserves that is required by any federal, state or local taxing authority.

   7.10. Estimation of Claims. Viskase and Reorganized Viskase may, at any time, request that the Bankruptcy Court estimate any contingent or unliquidated Claim for which Viskase is liable under the Plan, including any Claim for taxes, to the extent permitted by section 502(c) of the Bankruptcy Code regardless of whether Viskase or Reorganized Viskase have previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court shall retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal relating to any such objection. In the event that the Bankruptcy Court estimates any contingent or unliquidated Claim, that estimated amount shall constitute either the Allowed amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on such Claim, Viskase or Reorganized Viskase may elect to pursue supplemental proceedings to object to any ultimate allowance of such Claim. All of the aforementioned Claims objection, estimation and resolution procedures are cumulative and not necessarily exclusive of one another. Claims may be estimated and subsequently compromised, settled, withdrawn or resolved by any mechanism approved by the Bankruptcy Court.

   7.11. Distributions After Effective Date. Distributions made after the Effective Date shall be deemed to have been made on the Effective Date.

   7.12. Fractional Shares. Notwithstanding any other provision of the Plan to the contrary, no fractional shares shall be issued pursuant to the Plan. Whenever any payment of a fraction of a share under the Plan would otherwise be required, the actual Distribution made shall reflect a rounding of such fraction down to the nearest whole share.

   7.13. Fractional Cents. Notwithstanding any other provision of the Plan to the contrary, no payment of fractional cents shall be made pursuant to the Plan. Whenever any payment of a fraction of a cent under the Plan would otherwise be required, the actual Distribution made shall reflect a rounding of such fraction to the nearest whole penny (up or down), with half cents or more being rounded up and fractions less than half of a cent being rounded down.

   7.14. De Minimis Distributions. Notwithstanding anything to the contrary contained in the Plan, Reorganized Viskase shall not be required to distribute, and shall not distribute, Cash to the holder of an Allowed Claim if the amount of Cash to be distributed on account of such Claim is less than $100. Any holder of an Allowed Claim on account of which the amount of Cash to be distributed is less than $100 shall have such Claim discharged and shall be forever barred from asserting any such Claim against Viskase, Reorganized Viskase or their respective property. Any Cash not distributed pursuant to this provision shall be the property of Reorganized Viskase, free of any restrictions thereon.

   7.15. Interest on Claims. Except as specifically provided for in the Plan or the Confirmation Order, interest shall not accrue on Claims, and no holder of a Claim shall be entitled to interest accruing on or after the Petition Date on any Claim. Interest shall not accrue or be paid on any Disputed Claim in respect of the period from the Petition Date to the date a final Distribution is made thereon if and after such Disputed Claim becomes an Allowed Claim. Except as expressly provided herein, no Prepetition Claim shall be Allowed to the extent that it is for postpetition interest or other similar charges.

   7.16.  No Distribution in Excess of Allowed Amount of Claim.
Notwithstanding anything to the contrary herein, no holder of an Allowed Claim shall receive in respect of such Claim any Distribution in excess of the Allowed Amount of such Claim.

   7.17. Ordinary Course Liabilities. Except as specifically provided for in the Plan, holders of Claims against Viskase (other than Claims for Professional Fees) based on Liabilities incurred after the Petition Date in the ordinary course of Viskase's business shall not be required to file any request for payment of such Claims. Such Claims shall be assumed and paid by Reorganized Viskase in the ordinary course of business of Reorganized Viskase, in accordance with the terms and subject to the conditions of any agreements governing, instruments evidencing or other documents relating to, the transaction underlying such Claims, without any further action by the holders of such Claims.

   7.18. Setoffs. Except as otherwise provided in the Plan, Viskase or Reorganized Viskase, as the case may be, may, but shall not be required to, set off against any Claim and the Distributions to be made pursuant to the Plan in respect of such Claim, any Claims of any nature whatsoever that Viskase may have against the holder of such Claim, but neither the failure to do so nor the allowance of any Claim under the Plan shall constitute a waiver or release by Viskase or Reorganized Viskase of any right of setoff that either may have against the holder of such Claim.

   7.19. Payment of Taxes on Distributions Received Pursuant to Plan. All Persons and Entities that receive Distributions under the Plan shall be responsible for reporting and paying, as applicable, taxes on account of such Distributions.

                            ARTICLE VIII

                         CONDITIONS PRECEDENT

   8.01. Conditions to Consummation. A condition to consummation of the Plan is that: (a) the Confirmation Order shall have become effective under Bankruptcy Rule 7062 and shall not have been vacated or stayed; (b) the Debtor shall have received any and all United States or foreign government statutory, regulatory, or antitrust approvals or consents; and (c) the Debtor shall have entered into a working capital facility (the "Working Capital Facility") in the principal amount of $25 million in form and substance reasonably satisfactory to GECC.

                             ARTICLE IX

                     EFFECTS OF PLAN CONFIRMATION

   9.01. Discharge. Except as otherwise expressly provided in the Plan, the confirmation of the Plan shall immediately discharge the Debtor from any Claim and any "debt" (as that term is defined in section 101(12) of the Bankruptcy Code) that arose before the Confirmation Date, and the Debtor's liabilities in respect thereof shall be extinguished completely, whether reduced to judgment or not, liquidated or unliquidated, contingent or noncontingent, asserted or unasserted, fixed or not, matured or unmatured, disputed or undisputed, legal or equitable, known or unknown, that arose from any agreement of the Debtor entered into or obligation of the Debtor incurred before the Confirmation Date, or from any conduct of the Debtor prior to the Confirmation Date, or that otherwise arose before the Confirmation Date, including, without limitation, all interest, if any, whether such interest accrued before or after the date of commencement of the Reorganization Case, and from any liability of a kind specified in sections 502(g), 502(h) and 502(i) of the Bankruptcy Code, whether or not a proof of claim is Filed or deemed Filed under section 501 of the Bankruptcy Code, such claim is allowed under section 502 of the Bankruptcy Code, or the holder of such Claim has accepted the Plan.

   9.02. Injunction. Except as may be provided in the Confirmation Order, as of the Effective Date, all entities that have held, currently hold or may hold a Claim or other debt or liability that is discharged or an Equity Interest or other right of an equity security holder that is terminated pursuant to the terms of the Plan shall be permanently enjoined from taking any of the following actions on account of any such discharged Claims, debts or liabilities or terminated Equity Interests or rights: (a) commencing or continuing in any manner, any action or other proceeding against Reorganized Viskase or its property, (b) enforcing, attaching, collecting or recovering in any manner, any judgment, award, decree or order against Reorganized Viskase or its property, (c) creating, perfecting or enforcing any lien or encumbrance against Reorganized Viskase or its property, (d) asserting a setoff, right of subrogation or recoupment of any kind against any debt, liability or obligation due to Reorganized Viskase or its property, and (e) commencing or continuing any action, in any manner or in any place, that does not comply with, or is inconsistent with, the provisions of the Plan.

   9.03. Revesting. Except as otherwise expressly provided in the Plan, on the Effective Date, Reorganized Viskase will be vested with all of the property of its Estate, regardless of whether scheduled by the Debtor, including, without limitation, all causes of action of any kind whatsoever not otherwise released pursuant to the terms of this Plan, free and clear of all claims, liens, encumbrances, charges and other interests of creditors and equity security holders, and may operate its business free of any restrictions imposed by the Bankruptcy Code or by the Court; provided, however, that the Debtor shall continue as debtor-in-possession under the Bankruptcy Code until the Effective Date, and, thereafter, Reorganized Viskase may operate its business free of any restrictions imposed by the Bankruptcy Code or the Court.

   9.04. Retention of Jurisdiction. Notwithstanding entry of the Confirmation Order or the Effective Date having occurred, the Court will retain jurisdiction (a) to determine any Disputed Claims, (b) determine requests for payment of Claims entitled to priority under section 507(a)(1) of the Bankruptcy Code, including compensation and reimbursement of expenses of parties entitled thereto, (c) to resolve controversies and disputes regarding interpretation and implementation of the Plan, (d) to enter orders in aid of the Plan, including, without limitation, appropriate orders (which may include contempt or other sanctions) to protect Reorganized Viskase, (e) to modify the Plan pursuant to Section 9.06 of the Plan, (f) to determine any and all applications, Claims, adversary proceedings and contested or litigated matters pending on the Effective Date, (g) to allow, disallow, estimate, liquidate or determine any Claim against the Debtor and to enter or enforce any order requiring the filing of any such Claim before a particular date,
(h) to determine any and all pending applications for the rejection or disaffirmance of executory contracts or leases, and to hear and determine, and if need be to liquidate, any and all Claims arising therefrom, and (i) to enter a final decree closing the Reorganization Case.

   9.05. Releases. On the Effective Date, the Debtor shall waive, release and forever discharge all persons and entities from any preference claims that the Debtor-in-Possession may be entitled to bring against such parties pursuant to section 547 of the Bankruptcy Code.

   9.06. Limited Release by the Debtor and Reorganized Viskase. For good and valuable consideration, including the service of the D&O Releasees to facilitate the expeditious reorganization of the Debtor and the implementation of the restructuring contemplated by the Plan, the D&O Releasees, on and after the Effective Date, are released by the Debtor and Reorganized Viskase from any and all Claims, obligations, rights, suits, damages, causes of action, remedies and liabilities whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that the Debtor or any Subsidiary, or any person claiming derivatively through or on behalf of the Debtor or any Subsidiary would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim or Equity Interest or other Person, based in whole or in part upon any act or omission, transaction, agreement, event or other occurrence taking place on or before the Effective Date; provided, however, that this release will not apply to any Claims arising from the gross negligence or willful misconduct of a D&O Releasee.

   9.07. Limited Release by Holders of Claims. For good and valuable consideration, including the service of the D&O Releasees to facilitate the expeditious reorganization of the Debtor and the implementation of the restructuring contemplated by the Plan, on and after the Effective Date each holder of a Claim (a) who has accepted or is deemed to accept the Plan or (b) who may be entitled to receive a distribution of property in connection with the Plan (in each case regardless of whether a proof of claim was filed, whether or not Allowed and whether or not the holder of such Claim has voted on the Plan) shall be deemed to have unconditionally released the D&O Releasees from any and all Claims, obligations, rights, suits, damages, causes of action, remedies and liabilities whatsoever, including any derivative claims on behalf of the Debtor, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that such Person would have been legally entitled to assert (whether individually or collectively), based in whole or in part upon any act or omission, transaction, agreement, event or other occurrence taking place on or before the Effective Date in any way relating or pertaining to (w) the purchase or sale, or the rescission of a purchase or sale, of any security of the Debtor, (x) the Debtor or Reorganized Viskase, (y) the Debtor's chapter 11 case, or (z) the negotiation, formulation and preparation of the Plan, or any related agreements, instruments or other documents; provided, however, that nothing contained in this Section 9.07 shall be deemed to constitute a release by holders of Equity Interests, except to the extent allowed under section 1125(e) of the Bankruptcy Code with respect to solicitation of acceptances of the Plan.

   9.08. Paying Agent. The Paying Agent shall act as the disbursement and exchange agent under the Plan. The Paying Agent shall make each required distribution by the date stated in the Plan with respect to such disbursement. Any disbursement required to be made on the Effective Date shall be deemed to be made as soon as practicable after such date and, in any event, within thirty (30) days after such date. At the option of Reorganized Viskase, disbursements may be made in cash, by wire transfer or by a check drawn on a domestic bank. Disbursement of New Secured Notes shall be made by the issuance and delivery of such New Secured Notes, in global or certificated form as provided in the New Notes Indenture.

                              ARTICLE X

                        MISCELLANEOUS PROVISIONS

   10.01. Executory Contracts. On the Confirmation Date, all executory contracts, including, without limitation, unexpired leases of the Debtor will be assumed in accordance with the provisions of section 365 and section 1123 of the Bankruptcy Code with such assumption to become effective on the Effective Date, except for (i) any and all executory contracts which are the subject of separate motions Filed pursuant to section 365 of the Bankruptcy Code by the Debtor prior to the commencement of the hearing on confirmation of the Plan, and (ii) any and all such contracts rejected prior to entry of the order confirming the Plan. Contracts entered into after the Petition Date will be performed by Reorganized Viskase in the ordinary course of business.

   10.02. Modification of Plan. The Debtor reserves the right, in accordance with the Bankruptcy Code, to amend or modify the Plan prior to the entry of the Confirmation Order. After the entry of the Confirmation Order, Reorganized Viskase may, upon order of the

Court, amend or modify the Plan in accordance with section 1127(b) of the Bankruptcy Code, or remedy any defect or omission or reconcile any inconsistency in the Plan in such manner as may be necessary to carry out the purpose and intent of the Plan.

   10.03. Revocation of Plan. The Debtor reserves the right to revoke and withdraw the Plan prior to entry of the Confirmation Order. If the Debtor revokes or withdraws the Plan, or if confirmation of the Plan does not occur, then, the Plan shall be deemed null and void and nothing contained herein shall be deemed to constitute a waiver or release of any Claims by or against the Debtor or any other person or prejudice in any manner the rights of the Debtor or any Person in any other further proceedings involving the Debtor.

   10.04. Headings. The headings used in this Plan are inserted for convenience only and neither constitute a portion of the Plan nor in any manner affect the provisions of the Plan.

   10.05. Successors and Assigns. The rights, benefits and obligations of any Person named or referred to in the Plan will be binding upon, and will inure to the benefit of, the heir, executor, administrator, successor or assign of such Person.

                           VISKASE COMPANIES, INC.

                           /s/Gordon S. Donovan
                           ----------------------------------------
                           Name:  Gordon S. Donovan
                           Title: Vice President and Chief Financial Officer

Dated:  Chicago, Illinois
        March 18, 2003

Allan S. Brilliant
Paul D. Malek
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, NY 10005
(212) 530-5000